ETFis Series Trust I 485APOS

Exhibit 99.(d)(1)(d)

ETFis SERIES TRUST I

AMENDMENT TO SCHEDULE A TO THE

ADVISORY AGREEMENT

THIS AMENDMENT (the “Amendment”) effective as of the [____] day of [_____________], 2026, to Schedule A to the Advisory Agreement, dated as of June 4, 2015 (the “Advisory Agreement”), is entered into by and between ETFis SERIES TRUST I (the “Trust”), a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and VIRTUS INVESTMENT ADVISERS, LLC, a Delaware limited liability company (the “Adviser”), as successor in interest to Virtus ETF Advisers LLC, a Delaware limited liability company.

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend the Advisory Agreement to replace Schedule A.

NOW, THEREFORE, the parties agree as follows:

1.       Schedule A to the Advisory Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

2.       Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ETFis SERIES TRUST I		VIRTUS INVESTMENT ADVISERS, LLC

By:		By:
	William J. Smalley		Richard W. Smirl
	President		Executive Vice President

SCHEDULE A

to the

ADVISORY AGREEMENT

between

ETFis SERIES TRUST I

and

VIRTUS INVESTMENT ADVISERS, LLC

(As of [_____________], 2026)

As compensation for the Adviser’s services rendered, the Adviser shall be entitled to a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
InfraCap REIT Preferred ETF[1] [2]	$25,000	0.45%

Virtus InfraCap U.S. Preferred Stock ETF1 2	$0	0.80%

Virtus Newfleet Multi-Sector Bond ETF	$0	0.45%

Virtus Private Credit Strategy ETF[1]	$0	0.75%

Virtus Real Asset Income ETF[1]	$0	0.55%

Virtus Reaves Utilities ETF[3]	$25,000	0.075%

Virtus WMC International Dividend ETF[1]	$0	0.49%

Virtus InfraCap Preferred and Income Securities ETF[1]	$0	0.80%

1 The management fee for this Fund is structured as a “unified fee”, out of which the Adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

2 The Adviser has delegated to the Sub-Adviser the obligation to pay all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the management fee paid to the Adviser; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

3 The Fund is obligated to pay a unified sub-advisory fee of 0.49% to its Sub-Adviser. The Sub-Adviser is obligated to pay, or reimburse the Fund for the payment of, the Adviser’s fee of 0.075%, which is reflected above. The Fund’s total management fee, which includes the Fund’s unified sub-advisory fee arrangement pursuant to Section 9 of the Agreement, is 0.49%.